[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2011	rpomerenk@luselaw.com

May 5, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:    Michael Seaman, Special Counsel

Re:	Poage Bankshares, Inc.:
Registration Statement on Form S-1, File No. 333-172192

Dear Mr. Seaman:

On behalf of Poage Bankshares, Inc. (the “Company”), the proposed holding company of Home Federal Savings and Loan Association (the “Bank”), and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the staff’s comment letter dated April 29, 2011, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from Pre-Effective Amendment No. 1.

It should be noted that the Amended S-1 includes a section on Recent Developments at and for the three and six months ended March 31, 2011. It should also be noted that the Amended S-1 includes updated pro forma financial data reflecting an increase to the appraised value of the Company and the Bank.

The Company’s responses to the staff’s comments are as follows:

1.        The disclosure has been supplemented to explain in detail the reasons for the increase to the appraised value, as requested in the comment.

2.        We have confirmed the clarification to Kentucky time has now been made in all places in the prospectus.

3.        We have revised the second sentence of the footnote to make clear the assumptions upon which the fees and expenses of the selling agent are based, as requested in the comment.

Securities and Exchange Commission

May 5, 2011

4.        We have revised the disclosure to remove all references to “guarantees” or “assurances” in the risk factors section of the prospectus, as requested in the comment.

5.        We have reviewed again each risk factor and are satisfied that each identified risk has been particularized to the Company or the Bank. As noted in our phone call with Michael Seaman and Gregory Dundas of the staff, a substantial number of risk factors were supplemented in Pre-Effective Amendment No. 1 to discuss the concrete risks to the Company or the Bank.

6.        As discussed with the staff, we have revised the risk factor to remove the risk of changed financial results; instead, the risk factor refers to the potential need for remediation of internal control.

7.        The disclosure has been revised, as requested in the comment.

8.        As requested in the comment, we have revised the disclosure to discuss the factors that led the appraisal firm to value the Company at a discount to its peers.

9.        The disclosure has been revised, as requested in the comment.

10.        As discussed with Rebekah Lindsey of the staff, in accordance with ASC 310-10-65-2, the disclosures regarding the change in the allowance for loan losses by segment are not required until the March 31, 2011 interim period and as such, no additional disclosures are included in the Amended S-1.

11.        The disclosure has been revised, as requested in the comment.

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Securities and Exchange Commission

May 5, 2011

We trust the foregoing is responsive to the staff’s comments. As discussed with the staff, the Company intends to request acceleration of the Amended S-1 during the week of May 9, 2011.

Please advise the undersigned at (202) 274-2011 or Kip A. Weissman of this office at (202) 274-2029 if the staff has any further comments.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

Enclosures

cc:	Gregory Dundas, Esq.
Kevin Vaughn, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant
Robert S. Curtis, Co-President and Chief Executive Officer
Darryl E. Akers, Co-President and Chief Executive Officer
Kip A. Weissman, Esq.